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OMB Number: 3235-0123

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-_52531__



03015479

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED
MAR 1 9 2003
WASH. D.C.
181

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _January 1, 2002_ AND ENDING __December 31, 2002__
MM/DD/YY                                                                 MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

---

NAME OF BROKER-DEALER:

GFN.com Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway
                                                                 (No. and Street)

New York, New York    10006
       (City)                                   (state)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Murray     (212) 349-1659
             (Area Code - Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

---

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kenneth R. George, CPA
                              (Name - if individual, state *last, first, middle name*)

12 Strawberry Lane, Stratham, NH 03885
   (Address)                              (City)                    (state)                    Zip Code)

CHECK ONE:
      [X] Certified Public Accountant
      [ ] Public Accountant
      [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

## OATH OR AFFIRMATION

I_____Timothy Murray_____swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of___GFN.com Securities, Inc._____as

of_____December 31_____2002_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____    _____Timothy Murray_____
                                                                                              **Signature**

CARL MARTIN OSTERGAARD JR.
Notary Public, State of New York                                     _____Controller_____
No. 01OS6000119                                                                        **Title**
Qualified in New York County
Commission Expires Dec. 8, 2005

Notary Public

This report** contains (check all applicable boxes):
[ X ] (a) Facing page
[ X ] (b) Statement of Financial Condition.
[ X ] (c) Statement of Income (Loss).
[ X ] (d) Statement of Cash Flows.
[ X ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[   ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ X ] (g)Computation of Net Capital.
[   ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[   ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[   ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
       Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[   ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
       solidation.
[ X ] (l) An Oath or Affirmation.
[   ] (m)A copy of the SIPC Supplemental Report.
[ X ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GFN.COM SECURITIES, INC.

## INDEX TO FINANCIAL STATEMENTS

**Kenneth R. George, CPA**
**12 Strawberry Lane**
**Stratham, NH 03885**

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
GFN.com Securities, Inc.
New York, New York

We have audited the accompanying balance sheet of GFN.com Securities, Inc. as of December 31, 2002 and the related statement of operations, stockholder's equity, and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GFN.com Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles.

**KENNETH R. GEORGE, CPA**
Stratham, New Hampshire

March 17, 2003

1

**GFN.COM SECURITIES, INC**
**BALANCE SHEET**
**December 31, 2002**

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 7,000 |
| **Total assets** | $ 7,000 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

| | |
|---|---|
| Accounts Payable | $  - |

Stockholders' Equity

| | |
|---|---|
| Common stock - $.01 par value; authorized 10,000 shares, issued and outstanding 1,000 shares | 10 |
| Additional paid-in capital | 24,990 |
| Accumulated deficit | (18,000) |
| **Stockholders' equity** | 7,000 |
| **Total liabilities and stockholders' equity** | $ 7,000 |

See Notes to Financial Statements

**GFN.COM SECURITIES, INC**
**STATEMENT OF OPERATIONS**
**For the year ended December 31, 2002**

| | | |
|---|---|---|
| **Revenue:** | | |
| Commissions | $ | - |
| Total revenue | $ | - |
| | | |
| **Operating expenses:** | | |
| General and administrative expenses | $ | - |
| Total operating expenses | $ | - |
| Profit (loss) from operations | $ | 0 |

## GFN.COM SECURITIES, INC.
## STATEMENT OF STOCKHOLDERS' EQUITY
### For the year ended December 31, 2002

|  | Amount | Additional Paid-in Capital | Accumulated Deficit | Stockholders' Equity |
|---|---|---|---|---|
| Balance at December 31, 2001 | $ 10 | $ 24,990 | $ (18,000) | $ 7,000 |
| Profit (loss) from operations |  |  | - | - |
| Balance at December 31, 2002 | $ 10 | $ 24,990 | $ (18,000) | $ 7,000 |

See Notes to Financial Statements

4

**GFN.COM SECURITIES, INC**
**STATEMENT OF CASH FLOWS**
**For the year ended December 31, 2002**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ - |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Changes in operating assets and liabilities: | |
| Decrease in operating assets | - |
| Decrease in operating liabilities | - |
| **Net cash used in operating activities** | - |
| | |
| Net decrease in cash and cash equivalents | - |
| | |
| Cash and cash equivalents at beginning of year | 7,000 |
| | |
| Cash and cash equivalents at end of year | $ 7,000 |
| | |
| Supplemental disclosure of cash flow information: | |
| | |
| Cash paid during the year for interest | $0 |

See Notes to Financial Statements

# GFN.COM SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

**1. Organization and Principal Business Activities:**

GFN.com Securities, Inc. (the "Company") is a Delaware corporation. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company has not conducted a securities business since it's broker-dealer approval.

**2. Summary of Significant Accounting Policies:**

**Revenue recognition** – The company has never been active and has not generated any revenue since inception.

**Cash and cash equivalents** – For purposes of the statement of cash flows, the company considers all short-term investments with maturity of three months or less when purchased to be cash equivalents.

**Use of estimates** – The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**3. Net Capital:**

Pursuant to the net capital provisions of SEC Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and minimum net capital requirement of $7,000 and $5,000, respectively.

6

**Kenneth R. George, CPA**
**12 Strawberry Lane**
**Stratham, NH 03885**

**REPORT OF INDEPENDENT AUDITOR ON SUPPLEMENTARY INFORMATION**

To the Board of Directors
GFN.com Securities, Inc.
New York, New York

We have audited the accompanying financial statements of GFN.com Securities, Inc. as of December 31, 2002 and for the year ended December 31, 2002, and have issued our report thereon, dated March 17, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

**KENNETH R. GEORGE, CPA**
Stratham, New Hampshire

March 17, 2003

**GFN.COM SECURITIES, INC**
**COMPUTATION OF NET CAPITAL**
**December 31, 2002**

**Computation of Net Capital**

| | |
|---|---:|
| Stockholders' equity | 7,000 |
| Non-allowable asset deductions and/or charges: | |
| Other assets | - |
| Tentative net capital | 7,000 |
| Less: Haircuts | - |
| Net capital | 7,000 |

**Computation of Aggregate Indebtedness**

| | |
|---|---:|
| Aggregate Indebtedness | $ - |

**Computation of Basic Capital Requirement**

| | |
|---|---:|
| (1) Minimum net capital based on aggregate indebtedness | $ - |
| (2) Minimum dollar requirement | 5,000 |
| Capital requirement - greater of (1) or (2) above | $ 5,000 |

**Reconciliation of net capital**

There were no differences between the audited and unaudited computation of net capital.

See Notes to Financial Statements

**Kenneth R. George, CPA**
**12 Strawberry Lane**
**Stratham, NH 03885**

To the Board of Directors
GFN.com Securities, Inc.
New York, New York

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

In planning and performing our audit of the financial statements and supplemental schedules of GFN.com Securities, Inc. for the year ending December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons
2. Recordation of differences required by SEC Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that

9

**Kenneth R. George, CPA**
**12 Strawberry Lane**
**Stratham, NH 03885**

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not b used by anyone other than these specified parties.

**KENNETH R. GEORGE, CPA**
Stratham, New Hampshire

March 17, 2003